SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Iomega Corporation
(Name of Issuer)

Common Stock, Par Value $.03 1/3
(Title of Class of Securities)

462030305
(CUSIP Number)

July 22, 2003
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,736,816 shares, which constitutes approximately 5.3% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 51,326,197 shares outstanding.


CUSIP No. 462030305

1.     Name of Reporting Person:

          Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: 659,827 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 659,827 (1)
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           659,827

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  1.3%

12.     Type of Reporting Person: 00 - Trust
--------------
(1)     Power is exercised through one of its trustees, Sid R. Bass.


CUSIP No. 462030305

1.     Name of Reporting Person:

          Prime 66 Partners

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: 219,942 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 219,942 (1)
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           219,942

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.4%

12.     Type of Reporting Person: PN
--------------
(1)     Power is exercised through its managing general partner, SRB Diversified Realty, Inc.


CUSIP No. 462030305

1.     Name of Reporting Person:

          Annie R. Bass Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: 219,942 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 219,942 (1)
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           219,942

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.4%

12.     Type of Reporting Person: 00 - Trust
--------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.


CUSIP No. 462030305

1.     Name of Reporting Person:

          Caprock Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: 321,254 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 321,254 (1)
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           321,254

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  0.6%

12.     Type of Reporting Person: PN
--------------
(1)     Power is exercised through its sole general partner, Lee M. Bass, Inc.


CUSIP No. 462030305

1.     Name of Reporting Person:

          Goliad Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                        5.     Sole Voting Power: 1,285,851 (1)
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 1,285,851 (1)
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,285,851

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  2.5%

12.     Type of Reporting Person: PN
--------------
(1)     Power is exercised through its managing general partners: LMB-GP, Inc., PRB-GP, Inc. and WPH-GP, Inc.


CUSIP No. 462030305

1.     Name of Reporting Person:

          Ramona S. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /    /

          (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: USA

                        5.     Sole Voting Power: 30,000
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting        7.     Sole Dispositive Power: 30,000
Person
With
                        8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           30,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

             /    /

11.     Percent of Class Represented by Amount in Row (9):  less than 0.1%

12.     Type of Reporting Person: IN
--------------


Item 1(a).     Name of Issuer.

The name of the issuer is Iomega Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 10955 Vista Sorrento Parkway, San Diego, California 92130.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Sid R. Bass Management Trust, a Texas revocable trust ("SRBMT"), Prime 66 Partners, a Texas general partnership ("Prime"), Annie R. Bass Trust for Lee M. Bass, a Texas testamentary trust ("ARBT"), Caprock Partners, L.P., a Texas limited partnership ("Caprock"), Goliad Partners, L.P., a Texas limited partnership ("Goliad") and Ramona S. Bass ("RSB") (the "Reporting Persons").  Additionally, information is included herein with respect to the following persons (the "Controlling Persons"): Sid R. Bass ("SRB"), SRB Diversified Realty, Inc., a Texas corporation ("SRB Diversified"), William P. Hallman, Jr. ("WPH"), Lee M. Bass, Inc., a Texas corporation ("LMB Inc."), Lee M. Bass ("LMB"), LMB-GP, Inc., a Texas corporation ("LMB-GP"), PRB-GP, Inc., a Texas corporation ("PRB-GP") and WPH-GP, Inc., a Texas corporation ("WPH-GP"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office of WPH is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

The address of the principal business office of SRBMT, Prime, ARBT, Caprock, Goliad, SRB, SRB Diversified, LMB Inc., LMB, LMB-GP, PRB-GP and WPH-GP is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

RSB's address is 201 Main Street, Suite 3300, Fort Worth, Texas 76102, and she is not presently employed.

Item 2(c).       Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $.03 1/3 of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 462030305.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

SRBMT

The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 659,827, which constitutes approximately 1.3% of the outstanding shares of the Stock.

Prime

The aggregate number of shares of the Stock that Prime owns beneficially, pursuant to Rule 13d-3 of the Act, is 219,942, which constitutes approximately 0.4% of the outstanding shares of the Stock.

ARBT

The aggregate number of shares of the Stock that ARBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 219,942, which constitutes approximately 0.4% of the outstanding shares of the Stock.

Caprock

The aggregate number of shares of the Stock that Caprock owns beneficially, pursuant to Rule 13d-3 of the Act, is 321,254, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Goliad

The aggregate number of shares of the Stock that Goliad owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,285,851, which constitutes approximately 2.5% of the outstanding shares of the Stock.

RSB

The aggregate number of shares of the Stock that RSB owns beneficially, pursuant to Rule 13d-3 of the Act, is 30,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

Controlling Persons

SRB

Because of his positions as trustee of SRBMT and President and sole Director of SRB Diversified, the managing general partner of Prime, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 879,769 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

SRB Diversified

Because of its position as managing general partner of Prime, SRB Diversified may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 219,942 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

WPH

Because of his positions as trustee of ARBT and President and sole Director of WPH-GP, one of the managing general partners of Goliad, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,505,793 shares of the Stock, which constitutes approximately 2.9% of the outstanding shares of the Stock.

LMB Inc.

Because of its position as sole general partner of Caprock, LMB Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 321,254 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

LMB

Because of his positions as (i) President of LMB Inc, the sole general partner of Caprock, (ii) President and sole Director of LMB-GP, a managing general partner of Goliad and (iii) President of PRB-GP, another managing general partner of Goliad, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,607,105 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

LMB-GP

Because of its position as one of the managing general partners of Goliad, LMB-GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,285,851 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

PRB-GP

Because of its position as one of the managing general partners of Goliad, PRB-GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,285,851 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

WPH-GP

Because of its position as one of the managing general partners of Goliad, WPH-GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,285,851 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SRBMT

Acting through its trustee, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 659,827 shares of the Stock.

Prime

Acting through its managing general partner, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 219,942 shares of the Stock.

ARBT

Acting through its trustee, ARBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 219,942 shares of the Stock.

Caprock

Acting through its sole general partner, Caprock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 321,254 shares of the Stock.

Goliad

Acting through its managing general partners, Goliad has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,285,851 shares of the Stock.

RSB

RSB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 30,000 shares of the Stock.

Controlling Persons

SRB

In his capacities as Trustee of SRBMT and President and sole Director of SRB Diversified, the managing general partner of Prime, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 879,769 shares of the Stock.

SRB Diversified

In its capacity as managing general partner of Prime, SRB Diversified has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 219,942 shares of the Stock.

WPH

In his capacity as Trustee of ARBT, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 219,942 shares of the Stock.  In addition, as the President and sole Director of WPH-GP, which is one of the managing general partners of Goliad, WPH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,285,851 shares of the Stock.

LMB Inc.

In its capacity as sole general partner of Caprock, LMB Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 321,254 shares of the Stock.

LMB

In his capacity as President of LMB Inc., the sole general partner of Caprock, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 321,254 shares of the Stock.  In addition, as President and sole Director of LMB-GP, a managing general partner of Goliad, and as President of PRB-GP, another managing general partner of Goliad, LMB has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,285,851 shares of the Stock.

LMB-GP

In its capacity as a managing general partner of Goliad, LMB-GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,285,851 shares of the Stock.

PRB-GP

In its capacity as a managing general partner of Goliad, PRB-GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,285,851 shares of the Stock.

WPH-GP

In its capacity as a managing general partner of Goliad, WPH-GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,285,851 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      July 24, 2003

SID R. BASS MANAGEMENT TRUST

By: /s/ W.R. Cotham
    W.R. Cotham,
    Attorney-in-Fact for
    Sid R. Bass Management Trust (1)

PRIME 66 PARTNERS, a Texas general partnership
By:  SRB Diversified Realty, Inc., managing general partner

    By:  /s/ W.R. Cotham
            W.R. Cotham, Vice President

ANNIE R. BASS TRUST FOR LEE M. BASS

By:  /s/ William P. Hallman, Jr.
       William P. Hallman, Jr., Trustee

CAPROCK PARTNERS, L.P.
By:  Lee M. Bass, Inc., general partner

   By:  /s/ W.R. Cotham
           W.R. Cotham, Vice President

GOLIAD PARTNERS, L.P.
By:  LMB-GP, Inc., managing general partner
By:  PRB-GP, Inc., managing general partner
By:  WPH-GP, Inc., managing general partner

   By:  /s/ W.R. Cotham

W.R. Cotham, Vice President of each of LMB-GP, Inc. PRB-GP, Inc., and WPH-GP, Inc. /s/ Ramona S. Bass Ramona S. Bass

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.